UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

HALLIBURTON COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $2.50 par value

(Title of Class of Securities)

406216101

(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$3,300,000,000	$450,120
(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $3,300,000,000 in aggregate of up to 77,647,058 shares of common stock, par value $2.50 per share, at the minimum tender offer price of $42.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $450,120	Filing Party: Halliburton Company
Form or Registration No.: Schedule TO-I	Date Filed: July 26, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Halliburton Company, a Delaware corporation (“Halliburton” or the “Company”), on July 26, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on July 30, 2013, Amendment No. 2 to the Schedule TO filed with the SEC on August 6, 2013, Amendment No. 3 to the Schedule TO filed with the SEC on August 16, 2013, Amendment No. 4 to the Schedule TO filed with the SEC on August 21, 2013 and Amendment No. 5 to the Schedule TO filed with the SEC on August 23, 2013 (together, the “Schedule TO”), in connection with the Company’s offer to purchase, for not more than $3.3 billion in cash, shares of its common stock, par value $2.50 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $42.50 nor greater than $48.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated July 26, 2013 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraphs at the end thereof:

“The Tender Offer expired at 11:59 p.m., New York City time, on Thursday, August 22, 2013. The Company accepted for purchase 68,041,236 Shares at a purchase price of $48.50 per Share, for an aggregate cost of $3.3 billion, excluding fees and expenses relating to the Tender Offer. These Shares represent approximately 7.4% of the total number of Shares issued and outstanding as of August 26, 2013.

The Tender Offer was oversubscribed and, pursuant to the terms of the Tender Offer, Shares were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the Tender Offer. Halliburton has been informed by the depositary that the proration factor for the Tender Offer, after giving effect to the priority for odd lots, is approximately 69.466%.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

“On August 29, 2013, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on August 22, 2013. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E) Press release announcing the final results of the Tender Offer, dated August 29, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

Date: August 29, 2013	By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President and Treasurer